POLICYHOLDER NOTICE

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National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

POLICY NUMBER: 01-233-05-71                    REPLACEMENT OF POLICY NUMBER: 01-233-91-36

INVESTMENT COMPANY BLANKET BOND

DECLARATIONS

Item 1.	Name of Insured (herein called Insured):	MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

	Principal Address:	320 PARK AVENUE NEW YORK, NY 10022

Item 2.	Bond Period: from 12:01a.m. 03/01/2018 to 03/01/2019 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to

	Limit of Liability	Deductible

Insuring Agreement (A)-FIDELITY	$525,000	$5,000
Insuring Agreement (B)-AUDIT EXPENSE	$25,000	$5,000
Insuring Agreement (C)-ON PREMISES	$525,000	$5,000
Insuring Agreement (D)-IN TRANSIT	$525,000	$5,000
Insuring Agreement (E)-FORGERY OR ALTERATION	$525,000	$5,000
Insuring Agreement (F)-SECURITIES	$525,000	$5,000
Insuring Agreement (G)-COUNTERFEIT CURRENCY	$525,000	$5,000
Insuring Agreement (H)-STOP PAYMENT	$25,000	$5,000
Insuring Agreement (I)-UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$5,000

Additional Coverages:
Insuring Agreement (J)-COMPUTER SYSTEMS	$525,000	$5,000
Insuring Agreement (L)-VOICE INITIATED FUNDS TRANSFER	$525,000	$5,000
Insuring Agreement (M)-TELEFACSIMILE TRANSFER	$525,000	$5,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.

Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured’s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: No Exceptions

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto: : Endorsement #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15

Item 6.

The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 01-152-18-66 such termination or cancellation to be effective as of the time this bond becomes effective.

PREMIUM: $3,784

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed by its President, Secretary and Authorized Representative. This Policy shall not be valid unless signed below at the time of issuance by an authorized representative of the insurer.

PRESIDENT	SECRETARY
National Union Fire Insurance	National Union Fire Insurance
Company of Pittsburgh, Pa.	Company of Pittsburgh, Pa.

AUTHORIZED REPRESENTATIVE

COUNTERSIGNED AT	DATE	COUNTERSIGNATURE

AON RISK SERVICES NORTHEAST INC

199 WATER ST

NEW YORK, NY 10038-3526

345863

National Union Fire Insurance Company of Pittsburgh®, Pa.

A capital stock company

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

lNSURlNG AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and
(b)

to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part

3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by- laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by- laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1)

through the Insured’s having, in good faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a)	counterfeited, or
(b)	forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non- negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word “counterfeited” as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H) STOP PAYMENT

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or

loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER- NOTICE

1.

If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2.

If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C.	COURT COSTS AND ATTORNEYS’ FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’

apply only in the event that

(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or
(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;
(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured’s liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D.	FORMER EMPLOYEE

THE FOREGOlNG lNSURlNG AGREEMENTS AND

GENERAL AGREEMENTS ARE SUBJECT TO THE

FOLLOWlNG CONDlTlONS

AND LlMlTATlONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a)	“Employee” means:

(1)	any of the Insured’s officers, partners, or employees, and
(2)

any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(3)

attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4)	guest students pursuing their studies or duties in any of the Insured’s offices, and
(5)

directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/ or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6)	any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub- section (9) hereof, and

(8)	those persons so designated in Section 15, Central Handling of Securities, and
(9)	any officer, partner or Employee of

a)	an investment advisor,
b)	an underwriter (distributor),
c)	a transfer agent or shareholder accounting record- keeper, or
d)	an administrator authorized by written agreement to keep financial and/ or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record- keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b)

“Property” means money (i.e.. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi- precious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/ or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

the Investment Company Act of 1940.

(e)	“Items of Deposit” means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a)	loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b)

loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c)

loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d)

loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

loss is covered under Insuring Agreement (A), (E) or (F).

(f)	loss resulting from any violation by the Insured or by any Employee

(1)

of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2)	of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)

loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured’s contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company’s service, and then this bond shall cover only such excess.

(h)	potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i)	all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j)	loss through the surrender of Property away from an office of the Insured as a result of a threat
Property of the Insured, except when covered under Insuring Agreement (A).

(k)

all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l)

loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m)

any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub- sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured’s rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured’s proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty- eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty- four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys’ fees paid in any such suit, shall be begun within twenty- four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a)	becomes aware of facts, or
(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to

accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair,

be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured’s rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON- REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a)	any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or
(b)	any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or
(c)	all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or
(d)

all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e)	any one casualty or event other than those specified in (a), (b), (c) or (d)

from period to period.

Sub- section (c) is not applicable to any situation to which the language of sub- section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub- sections (a), (b), (c), (d) and (e) of Section 9, NON- REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/ or recovery obtained or made by the Insured, other than from any

Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

Section 16[d]), or
(b)

as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c)

as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a)

on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b)	upon takeover of the Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words “Employee” and “Employees” shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of

For the purpose of determining the Insured’s share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall use their best judgment in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured’s share of such excess loss(es) shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured’s rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co- partnership or person or any combination of them be included as the Insured herein:

(a)	the total liability of the Underwriter hereunder for loss or losses sustained receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,
(d)

knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e)	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured’s obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and
(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(c)	the total number of outstanding voting

effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter’s Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

ENDORSEMENT# 1

This endorsement, effective 12:01 am        March 1, 2018                forms a part of

policy number      01-233-05-71

issued to MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by        National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK AMENDATORY ENDORSEMENT

Wherever used in this endorsement: 1) “Insurer” means the insurance company which issued this policy; and 2) “Insured” means the Named Corporation, Named Organization, Named Sponsor, Named Insured, Named Entity or Insured stated in the declarations page;

The policy is hereby amended as follows:

I.	The Cancellation and When We Do Not Renew provisions are deleted and replaced by the following:

(a)	CANCELLATION BY THE INSURED

This policy may be cancelled by the Insured by surrender of this policy to the Insurer or by giving written notice to the Insurer stating when thereafter such cancellation shall be effective. The Policy Period terminates at the date and hour specified in such notice, or at the date and time of surrender.

(b)	CANCELLATION, NONRENEWAL AND CONDITIONAL RENEWAL BY THE INSURER

(i)

If this policy has been in effect for sixty (60) or fewer days when cancellation notice is mailed, and this policy is not a renewal of a policy issued by the Insurer, then this policy may be cancelled by the Insurer by mailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than twenty (20) days thereafter (fifteen (15) days thereafter if cancellation is because of one of the reasons for cancellation set forth in subsection (ii) below) the cancellation shall be effective. Notice of cancellation issued by the Insurer shall specify the grounds for cancellation.

(ii)

If this policy has been in effect for more than sixty (60) days when notice of cancellation is mailed, or if this policy is a renewal of a policy issued by the Insurer, then this policy may be cancelled by the Insurer by mailing or delivering to the Insured, and to his authorized insurance agent or broker, written notice stating when not less than fifteen (15) days thereafter the cancellation shall be effective; however, such cancellation must be based on one or more of the following:

(A)	nonpayment of premium, provided, however, that a notice of cancellation on this ground shall inform the first Named Insured of the amount due;
(B)	conviction of a crime arising out of acts increasing the hazard insured against;
(C)	discovery of fraud or material misrepresentation in the obtaining of the policy or in the presentation of a claim thereunder;

ENDORSEMENT# 1        (continued)

(E)

material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the policy, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the policy was issued or last renewed;

(F)

required pursuant to a determination by the New York Superintendent of Insurance that continuation of the present premium volume of the Insurer would jeopardize the Insurer’s solvency or be hazardous to the interests of Insureds of the Insurer, its creditors or the public;

(G)	a determination by the New York Superintendent of Insurance that the continuation of the policy would violate, or would place the Insurer in violation of, any provision of the New York Insurance Law;
(H)	revocation or suspension of an Insured’s license to practice his profession; or
(I)

where the Insurer has reason to believe that there is a probable risk or danger that the Insured will destroy or permit the destruction of the insured property for the purpose of collecting the insurance proceeds, provided, however, that:

(1)

a notice of cancellation on this ground shall inform the Insured in plain language that the Insured must act within ten days if review by the department of the ground for cancellation is desired pursuant to item (3) of this subparagraph (I);

(2)	notice of cancellation on this ground shall be provided simultaneously by the Insurer to the department; and

(3)

upon written request of the Insured made to the department within ten days from the Insured’s receipt of notice of cancellation on this ground, the department shall undertake a review of the ground for cancellation to determine whether or not the Insurer has satisfied the criteria for cancellation specified in this subparagraph; if after such review the department finds no sufficient cause for cancellation on this ground, the notice of cancellation on this ground shall be deemed null and void.

Notice of cancellation by the Insurer shall specify the grounds for cancellation.

(iii)

(A)	The Insurer shall mail to the Insured, and to his authorized insurance agent or broker, written notice indicating the Insurer’s intention:

(1)	not to renew this policy;
(2)	to condition its renewal upon change of limits, change in type of coverage, reduction of coverage, increased deductible or addition of exclusions or upon increased premiums in

ENDORSEMENT# 1        (continued)

(3)

that the policy will not be renewed or will not be renewed upon the same terms, conditions or rates; such alternative renewal notice must be mailed or delivered on a timely basis and advise the Insured that a second notice shall be mailed at a later date indicating the Insurer’s intention as specified in subparagraph (1) or (2) of this paragraph (A) and that coverage shall continue on the same terms, conditions and rates as expiring, until the later of the expiration date or sixty (60) days after the second notice is mailed or delivered; such alternative renewal notice also shall advise the insured of the availability of loss information and, upon written request, the request, the insurer shall furnish such loss information within ten (10) days to the insured.

(B)

A nonrenewal notice as specified in subparagraph (1), a conditional renewal notice as specified in subparagraph (2), and the second notice described in subparagraph (3) of paragraph (A) of this subsection (iii) shall contain the specific reason or reasons for nonrenewal or conditional renewal, and set forth the amount of any premium increase and nature of any other proposed changes.

(C)	The notice required by paragraph (A) of this subsection (iii) shall be mailed at least sixty (60) but not more than one hundred twenty (120) days in advance of the end of the Policy Period.

(D)
(1)

If the Insurer employs an alternative renewal notice as authorized by subparagraph (3) of paragraph (A) of this subsection (iii), the Insurer shall provide coverage on the same terms, conditions, and rates as the expiring policy, until the later of the expiration date or sixty (60) days after the mailing of the second notice described in such subparagraph.

(2)

Prior to the expiration date of the policy, in the event that an incomplete or late conditional renewal notice or a late nonrenewal notice is provided by the Insurer, the Policy Period shall be extended, at the same terms and conditions as the expiring policy, except that the annual aggregate limit of the expiring policy shall be increased in proportion to the policy extension, and at the lower of the current rates or the prior period’s rates, until sixty (60) days after such notice is mailed, unless the Insured elects to cancel sooner.

(3)

In the event that a late conditional renewal notice or a late nonrenewal notice is provided by the insurer on or after the expiration date of the policy, coverage shall remain in effect on the same terms and conditions of the expiring policy for another required policy period, and at the lower of the current rates or the prior period’s rates unless the insured during the additional required policy period has replaced the coverage or elects to cancel, in which event such cancellation shall be on a pro rata premium basis.

ENDORSEMENT# 1        (continued)

(v)	Notice required herein to be mailed to the Insured shall be mailed to the Insured at the address shown in Item 1 of the Declarations.

Notice required herein to be mailed by the Insurer shall be sent by registered, certified or other first class mail. Delivery of written notice shall be equivalent to mailing.

Proof of mailing of such notice as aforesaid shall be sufficient proof of notice. The Policy Period shall terminate at the effective date and hour of cancellation or nonrenewal specified in such notice.

(vi)	If this policy shall be cancelled by the Insured, the Insurer shall retain the customary short rate proportion of the premium hereon.

If this policy shall be cancelled by the Insurer, the Insurer shall retain the pro rata proportion of the premium hereon.

Payment or tender of any unearned premium by the Insurer shall not be a condition of cancellation, but such payment shall be made as soon as practicable.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT#    2

This endorsement, effective 12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by        National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK AMENDATORY ENDORSEMENT - NY STATUTE 3420

Wherever used in this endorsement: 1) “we”, “us”, “our” and “Insurer” mean the insurance company which issued this policy; 2) “you”, “your”, “Insured” and “first Named Insured” mean the Named Corporation, Named Entity, Named Organization, Named Sponsor, Named Insured, or Insured stated in the declarations page; 3) “other insured(s)” means all other persons or entities afforded coverage under the policy; 4) “Discovery Period” means Discovery Period or Extended Reporting Period, as defined in the policy; and 5) “Claim” means Claim or Suit as defined in the policy.

It is hereby understood and agreed that the policy is amended as follows:

A.	The following provisions are hereby added to the policy:

FAlLURE TO GlVE NOTlCE WlTHlN PRESCRlBED TlME:

Failure to give any notice required to be given by this policy, or any policy of which this is a renewal, within the prescribed time shall not invalidate any Claim made against an Insured if:

(a)	it shall be shown not to have been reasonably possible to give notice within the prescribed time and that notice was given as soon as was reasonably possible thereafter; or

(b)	the failure to provide timely notice has not prejudiced the Insurer.

Any such Claim shall be deemed to have been first made against the Insured and noticed to the Insurer within the Policy Period or Discovery Period of the policy issued by the Insurer (the “Noticed Policy”) in which the Insurer received notice of the Claim; provided that the coverage afforded with respect to the Noticed Policy shall be in an amount not greater than the amount of coverage afforded with respect to the Policy Period of the policy issued by the Insurer (the “Former Policy”) in which the Claim was actually first made against the Insured. The foregoing sentence may result in (but not be limited to): (1) reducing the limit of liability available for such a Claim to the available limit of liability applicable to the Former Policy; (2) increasing the applicable retention amount to that retention amount applicable to the Former Policy; or (3) reducing or eliminating coverage due to exclusions or other restrictions appearing in the Former Policy but eliminated, in part or in whole, in the Noticed Policy. No coverage shall be afforded under this endorsement if there was not in existence a Former Policy at the time the Claim was actually first made against the Insured.

With respect to subsection (b) above, any such Claim must be noticed during the Policy Period or Discovery Period of a Noticed Policy which is a renewal

ENDORSEMENT# 2        (continued)

In the event that the Insurer alleges that it was prejudiced as a result of a failure to give notice within the time required under the policy, the burden of proof shall be on:

(a)	the Insurer to prove that it has been prejudiced, if the notice was provided within two years of the time required under the policy; or

(b)	the Insured to prove that the Insurer has not been prejudiced, if the notice was provided more than two years after the time required under the policy.

The Insurer’s rights shall not be deemed prejudiced unless the failure to timely provide notice materially impairs the ability of the Insurer to investigate or defend the Claim.

Notwithstanding the above, an irrebuttable presumption of prejudice shall apply if, prior to the notice, the Insured’s liability has been determined by a court of competent jurisdiction or by a binding arbitration; or if the Insured has resolved the Claim by settlement or other compromise.

NOTlCE TO AGENT:

Notice given by or on behalf of the Insured, or written notice by or on behalf of the injured party or any other claimant, to any licensed agent of the Insurer in the state of New York, with particulars sufficient to identify the Insured, shall be deemed notice to the Insurer.

lNSOLVENCY/ BANKRUPTCY OF lNSURED:

The insolvency or bankruptcy of the Insured shall not relieve the Insurer of its obligations under this policy as long as all policy requirements are met by Insured, its trustee or receiver in bankruptcy. Should a covered judgment be rendered against an insolvent or bankrupt Insured, the Insurer shall be liable for the amount of such judgment not to exceed the applicable limit of liability under this policy.

B.	The Clause entitled, “Action Against Us” or “Action Against Company” is deleted in its entirety and replaced with the following:

No one may bring an action against us unless there has been full compliance with all the terms of this policy and the amount of the Insured’s obligation to pay has been finally determined either by:

1.	judgment against the Insured which remains unsatisfied at the expiration of thirty (30) days from the service of notice of entry of the judgment upon the Insured and upon us; or
2.	written agreement of the Insured, the claimant and us.

Any person or organization or legal representative thereof who has secured such judgment or written agreement shall thereafter be entitled to recover under this policy to the extent of the insurance afforded by this policy. We may not be impleaded by the Insured or its legal representative in any legal action brought against the Insured by any person or organization.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT#    3

This endorsement, effective at   12:01 am    March 1, 2018                 forms a part of

Policy number    01-233-05-71

Issued to:    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

By:        National Union Fire Insurance Company of Pittsburgh, Pa.

NEW YORK PUNITIVE DAMAGES AMENDATORY ENDORSEMENT

It is hereby understood and agreed that notwithstanding anything to the contrary herein, any coverage for punitive, exemplary and multiplied damages shall not apply if uninsurable under the law pursuant to which this policy shall be construed. This policy shall be construed under the laws of the state where: (1) the act or occurrence giving rise to such punitive, exemplary or multiple damages actually or allegedly occurred; (2) the claim seeking such punitive, exemplary or multiplied damages was brought; (3) the judgment or damages were awarded; or (4) the individual subject to such punitive, exemplary or multiple damages resides, or where an entity that is subject to such punitive, exemplary or multiple damages is incorporated or has its principal place of business.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT#    4

This endorsement, effective at   12:01 am        March 1, 2018                 forms a part of

Policy number     01-233-05-71

Issued to:     MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

By:         National Union Fire Insurance Company of Pittsburgh, Pa.

CANCELLATlON AMENDATORY (RETURN PRO RATA)

Wherever used herein: (1) “Policy” means the policy or bond to which this endorsement or rider is made part of; (2) “Insurer” means the “Insurer,” “Underwriter,” “Company” or other name specifically ascribed in this Policy as the insurance company or underwriter for this Policy; (3) “Named Entity” means the “Nam ed Entity,” “Nam ed Corporation,” Named Organization,” “Named Sponsor,” “Named Insured,” “First Named Insured,” “Insured’s Representative,” “Policyholder” or equivalent term stated in Item 1 of the Declarations; and (4) “Period” means the “Policy Period,” “Bond Period” or equivalent term stated in the Declarations.

In consideration of the premium charged, it is hereby understood and agreed that notwithstanding anything to the contrary in any CANCELLATION or TERMINATION clause of this Policy (and any endorsement or rider amending such cancellation or termination clause, including but not limited to any state cancellation/ non- renewal amendatory attached to this policy), if this Policy shall be canceled by the Named Entity, the Insurer shall return to the Named Entity the unearned pro rata proportion of the premium as of the effective date of cancellation.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT#    5

This endorsement, effective     12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-01

issued to     MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by        National Union Fire Insurance Company of Pittsburgh, Pa.

ADDlTONAL NAMED lNSURED RlDER

In consideration of the premium charged, it is hereby understood and agreed that:

1.	In Item 1 of the Declarations page, the section entitled “Name of Insured (herein called Insured),” is amended to include the following at the end thereof:

EQUITY INDEX FUND

ALL AMERICA FUND

SMALL CAP VALUE FUND

SMALL CAP GROWTH FUND

MID-CAP EQUITY INDEX

BOND FUND

MONEY MARKET FUND

2.	Nothing contained herein shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

ENDORSEMENT#    6

This endorsement, effective   12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to     MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by        National Union Fire Insurance Company of Pittsburgh, Pa.

lNDlRECT OR CONSEQUENTlAL LOSS EXCLUSlON

This rider modifies insurance provided under the following:

INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1.	This bond shall not cover any indirect or any consequential loss of any nature including, but not limited to fines, penalties, multiple or punitive damages.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ENDORSEMENT#    7

This endorsement, effective   12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to     MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by        National Union Fire Insurance Company of Pittsburgh, Pa.

CENTRAL HANDLlNG OF SECURlTlES AMENDED

(ANY DEPOSITORY USED BY THE NAMED

INSURED(S))

It is agreed that:

1.	The first paragraph of Section 15. CENTRAL HANDLING OF SECURITIES of the CONDITIONS AND LIMITATIONS of this bond is deleted in its entirety and replaced with the following:

Securities included in the systems for the central handling of securities established and maintained by any depositories used by the named Insured(s), hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

2.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ENDORSEMENT#    8

This endorsement, effective        12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by	National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER CRlME COVERAGE RlDER

In consideration of the premium charged, it is hereby understood and agreed that bond is hereby amended as follows:

1.

All the terms and conditions of the Investment Company Blanket Bond, Form No. 41206 (09/84), shall apply to coverage as is afforded by this endorsement unless specifically stated otherwise herein or in any endorsement attached hereto.

2.	Item 3 of the Declarations is hereby amended by adding the following under Optional Insuring Agreements and Coverages section:

	Single Loss Limit of Liability	Single Loss Deductible
Computer Systems Fraud	$5,250,000	$5,000
Data Processing Service Operations	$5,250,000	$5,000
Voice Initiated Transfer Fraud	$5,250,000	$5,000
Telefacsimile Transfer Fraud	$5,250,000	$5,000
Destruction of Data or Programs by Hacker	$5,250,000	$5,000
Destruction of Data or Programs by Virus	$5,250,000	$5,000
Voice Computer Systems Fraud	$5,250,000	$5,000

3.	The Declarations page is hereby amended by adding the following after Item 6 thereof:

Item 7.

Voice Initiated Transfer Fraud

Under the terms of the Voice Initiated Transfer Fraud Insuring Agreement, the Insured must place verification call-back for each transfer in excess of $ 5,000

Telefacsimile Transfer Fraud

Under the terms of the Telefacsimile Transfer Fraud Insuring Agreement, the Insured must place a Verification call-back for each transfer in excess of $ 5,000

ENDORSEMENT#    8        (continued)

This endorsement, effective        12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by	National Union Fire Insurance Company of Pittsburgh, Pa.

4.	The Insuring Agreements are hereby amended by adding the following Insuring Agreements to the Bond:

COMPUTER SYSTEMS FRAUD

(CC-1)Loss resulting directly from a fraudulent:

(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the bond period; as provided by General Agreement B; provided the entry or change causes:

(i)	Property to be transferred, paid or delivered,
(ii)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
(iii)	an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or
(b)

on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

DATA PROCESSING SERVICE OPERATIONS

(CC-2)Loss sustained by a Client of the Insured resulting directly from a fraudulent:

ENDORSEMENT#    8        (continued)

This endorsement, effective        12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(1)	entry of Electronic Data or a Computer Program into, or

(2)	change of Electronic Data or a Computer Program within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement, or

(3)	entry or change of Electronic Data during electronic transmission or physical transit from the Insured to its Client, provided that the entry or change causes:

(i)	Property to be transferred, paid or delivered,
(ii)	an account of the Client, or a customer of the Client, to be added, deleted, debited or credited, or
(iii)	an unauthorized account or a fictitious account to be debited or credited,

and for which loss the Insured is legally liable to the Client as a provider of data processing services for such Client.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith:

(a)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or
(b)

on an instruction transmitted by Tested telex or similar means of Tested communication identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.

In this Insuring Agreement, Client means an entity for which the Insured serves as data processor under the terms of a written agreement.

VOICE INITIATED TRANSFER FRAUD

(CC-3)Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered

ENDORSEMENT#    8        (continued)

This endorsement, effective        12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by	National Union Fire Insurance Company of Pittsburgh, Pa.

under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

(1)	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer,
(2)	an individual person who is a Customer of the Insured, or
(3)	an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds,

and was received by an Employee of the Insured specifically designated to receive and act upon such instructions, but the voice instruction was not from a person described in (1), (2) or (3) above, provided that:

(i)	such voice instruction was electronically recorded by the Insured and required password(s) or code word(s) given; and
(ii)

if the transfer was in excess of the amount shown on the Declarations Page as the verification call-back amount for this Insuring Agreement, the voice instruction was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

TELEFACSIMILE TRANSFER FRAUD

(CC-4)Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction:

ENDORSEMENT#    8        (continued)

This endorsement, effective        12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(a)	a Customer of the Insured,
(b)	another financial institution, or
(c)	another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears, and

(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and
(3)	contains the name of a person authorized to initiate such transfer;

provided that, if the transfer was in excess of the amount shown on the Declarations as the verification call-back amount for this Insuring Agreement, the instructions was verified by a call-back according to a prearranged procedure.

As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

(CC-5)Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement. The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonable necessary to restore the Computer Programs to substantially the previous level of operational

ENDORSEMENT#    8        (continued)

This endorsement, effective        12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by	National Union Fire Insurance Company of Pittsburgh, Pa.

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

(CC-6)Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the COMPUTER SYSTEMS FRAUD Insuring Agreement if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Company shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Special Condition: Under this Insuring Agreement, “Single Loss” means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate “Single Loss.”

VOICE COMPUTER SYSTEM FRAUD

(CC-7)Loss resulting directly from charges for voice telephone long-distance toll calls which were incurred due to the fraudulent use or fraudulent manipulation of an Account Code or System Password required to obtain access to a Voice Computer System owned or leased by the Insured, installed on the Insured’s premises, whose System Administration is performed and controlled by the Insured; provided, however, that the unauthorized access was not made possible by

ENDORSEMENT#    8        (continued)

This endorsement, effective        12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(1)	failure to incorporate a System Password feature or failure to change the System Password at least once every 30 days thereafter, or

(2)

failure to have a call-disconnect feature in operation to automatically terminate a caller’s access to the Voice Computer System after not more than three unsuccessful attempts to input an Account Code.

Special Condition: Under this Insuring Agreement, “Single Loss” means loss resulting from toll call charges made only on telephone lines directly controlled by one Voice Computer System and only toll call charges occurring for a period of not more than 30 days inclusive of the date on which the first such toll call charge was made.

5.	GENERAL AGREEMENT A. ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION, MERGER-NOTICE is hereby deleted in its entirety and is replaced with the following:

ADDITIONAL OFFICES OR EMPLOYEES OR COMPUTER SYSTEMS -

CONSOLIDATION, MERGER OR PURCHASE OF ASSETS OR COMPUTER SYSTEMS

A.

If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities or computer systems of, another institution, such offices and computer systems shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities or computer systems of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

(a)	has occurred or will occur in offices or premises or computer systems, or

(b)	has been caused or will be caused by an employee or employees of such institution, or

(c)

has arisen or will arise out of the assets or liabilities or computer systems acquired by the Insured as a result of such consolidation, merger or purchase of assets or liabilities or computer systems unless the Insured

ENDORSEMENT#    8        (continued)

This endorsement, effective        12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(i)

give the Underwriter written notice within 60 days of the proposed consolidation, merger or purchase of assets or liabilities or computer systems prior to the proposed effective date of such action; and

(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises or computer systems, Employees and other exposures; and

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

6.

Solely for the coverage provided by this rider, in Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS of this bond, definition (b) “Property” is hereby amended to include Electronic Data and Computer Programs.

7.	Solely for the coverage provided by this rider, Section 1. DEFINITIONS of the CONDITIONS AND LIMITATIONS of this bond is hereby amended by adding the following definitions to the end thereof:

(i)

Account Code means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System for the purpose of making toll calls or utilizing voice mail box messaging capabilities or other similar functional features of the System;

(ii)

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(iii)	Computer System means:

(1)	computers with related peripheral components,including storage components wherever located;
(2)	systems and applications software;
(3)	terminal devices; and
(4)	related communication networks, including the internet

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

ENDORSEMENT#    8        (continued)

This endorsement, effective        12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(iv)

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

(v)	Funds means Money on deposit in an account;

(vi)

System Administration means the performance of security functions including but not limited to defining authorized persons to access a Voice Computer System and adding, changing and deleting Account Codes or passwords in connection therewith; and invoking or revoking a System option which directs telephone call routing or which adds, moves or drops telephone lines or which performs any other similar activity allowed by a hardware or software-based System option that has been incorporated by a manufacturer or vendor into a System or any component thereof provided said System option is not intended for the sole use of such manufacturer or vendor;

(vii)

System Maintenance means the performance of hardware and software installation, diagnostics and corrections and similar activities that are performed in the usual custom and practice by a manufacturer or vendor to establish or maintain the basic operational functionality of a Voice Computer System or any component thereof;

(viii)

System Password means a confidential and protected string of characters which identifies or authenticates a person and permits that person to gain access to a Voice Computer System or any portion thereof for the purpose of performing System Administration or System Maintenance activities;

(ix)

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

(x)

Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon by the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business;

ENDORSEMENT#    8        (continued)

This endorsement, effective        12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by	National Union Fire Insurance Company of Pittsburgh, Pa.

(xi)	Uncertificated Security means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
(2)	of a type commonly dealt in securities, exchanges or markets; and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations;

(xii)

Voice Computer System means a Computer System installed in one location which functions as a private branch exchange (PBX), voice mail processor, automated call attendant or provides a similar capability used for the direction or routing of telephone calls in a voice communications network.

8.	Solely for the coverage provided by this rider, Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS of the bond is hereby amended by adding the following exclusions to the end thereof:

THIS BOND DOES NOT COVER:

(i)	any loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, regardless of any deductible amount or limit of liability;

(ii)

loss caused by a director or Employee of the Insured or by a person in collusion with any director or Employee of the Insured; (Collusion shall include the willful withholding of knowledge from the Insured by any director or Employee that a fraudulent act by a person not an Employee has been or will be perpetrated against the Insured.);

(iii)

loss resulting directly or indirectly from entry or change of Electronic Data or Computer Programs in a Computer System, unless covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(iv)	loss resulting directly or indirectly from the Insured having transferred Funds in reliance on the validity of a voice instruction, unless covered under the

ENDORSEMENT#    8        (continued)

This endorsement, effective        12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by	National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER SYSTEMS FRAUD or VOICE INITIATED TRANSFER FRAUD Insuring Agreements;

(v)

loss resulting directly or indirectly by the Insured having transferred or delivered Funds, Certificated Securities or Uncertificated Securities in reliance on an instruction received through a Telefacsimile Device, unless covered under the TELEFACSIMILE TRANSFER FRAUD Insuring Agreement;

(vi)	loss resulting directly or indirectly from theft of confidential information;

(vii)

loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider and would be imposed on the Insured regardless of the existence of the contract;

(viii)	the cost of duplication of Electronic Data or Computer Programs, unless covered under the DESTRUCTION OF DATA OR PROGRAMS BY HACKER or DESTRUCTION OF DATA OR PROGRAMS BY VIRUS Insuring Agreements;

(ix)	loss involving a Voice Computer System, unless covered under the VOICE COMPUTER SYSTEM FRAUD Insuring Agreement;

(x)	loss resulting directly or indirectly from:

(1)	written instructions or advices, or
(2)	telegraphic or cable instructions or advices;

unless the instructions or advices are Tested and the loss is covered under the COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xi)

loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(xii)	loss resulting directly or indirectly from the fraudulent preparation, or fraudulent modification of Computer Programs unless covered under the

ENDORSEMENT#    8        (continued)

This endorsement, effective        12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by	National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER SYSTEMS FRAUD or DATA PROCESSING SERVICE OPERATIONS Insuring Agreements;

(xiii)	loss resulting directly or indirectly from:

(a)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System; or
(b)	failure or breakdown of electronic data processing media; or
(c)	error or omission in programming or processing;

(xiv)	loss as a result of a threat to Computer System operations;

(xv)	loss resulting directly or indirectly from the use of a telephone credit, debit, charge, identification or similar card to gain access to the Insured’s Voice Computer System;

(xvi)

loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such customer by a person who had authorized access to the customer’s authentication mechanism.

(xvii)	loss resulting directly or indirectly from payments made or withdrawals from a depositor’s account involving items of deposit which are not finally paid for any reason;

(xviii)	loss of potential income, including but not limited to interest and dividends;

(xix)	loss of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this policy;

(xx)	any fees, costs and expenses incurred by the Insured;

(xxi)	indirect or consequential loss of any nature;

(xxii)	loss involving automated mechanical devices which on behalf of the Insured, disburse money, accept deposits, cash checks, drafts or similar written

ENDORSEMENT#    8        (continued)

This endorsement, effective        12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by	National Union Fire Insurance Company of Pittsburgh, Pa.

instruments, or make credit card loans;

(xxiii)	loss due to riot or civil commotion or loss due to military, naval or usurped power, war or insurrection;

(xxiv)

loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this exclusion shall not apply to loss resulting from industrial uses of nuclear energy; and

(xxv)	loss as a result of a threat

1)	to do bodily harm to any person;
2)	to do damage to the premises or property of the Insured; or
3)	to Computer Systems operations;

9.

Solely for the coverage provided by this rider, Section 4. LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS of the CONDITIONS AND LIMITATIONS of the bond is hereby amended by adding the following to the end thereof:

It is further understood and agreed that:

(i)

Proof of loss for claim under the Voice Initiated Transfer Fraud Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call-back was required; and

(ii)	Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT#    9

This endorsement, effective 12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by    National Union Fire Insurance Company of Pittsburgh, Pa.

FACSlMlLE SlGNATURES RlDER

It is agreed that:

1.	The INSURING AGREEMENTS section of the attached bond is amended by adding the following additional Insuring Agreement to the end thereof:

(FS) FACSIMILE SIGNATURES

Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker, or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured’s mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured’s having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

(a)	such facsimile signature is used on a document

(1)

as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

(2)

as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

(b)

the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and

ENDORSEMENT#    9        (continued)

This endorsement, effective 12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by    National Union Fire Insurance Company of Pittsburgh, Pa.

(c)	this FACSIMILE SIGNATURES Insuring Agreement shall not apply to any Certificated Securities which are counterfeit.

2.	Solely with respect to the FACSIMILE SIGNATURES Insuring Agreement, exclusions (a) and (e) of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS are deleted in their entirety.

3.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ENDORSEMENT#    10

This endorsement, effective 12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by    National Union Fire Insurance Company of Pittsburgh, Pa.

UNAUTHORlZED SlGNATURES COVERAGE

It is agreed that:

1.	The attached bond is amended to include the following Insuring Agreement L:

Unauthorized Signatures

Loss resulting directly from the Insured having accepted, paid or cashed any original check or withdrawal order made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account. It shall be a condition precedent to the Insured’s right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are signatories on such account.

2.	The Underwriter’s liability for any claim under this Insuring Agreement L is $25,000. This coverage is subject to a deductible of $5,000 each and every loss.

3.	Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

ENDORSEMENT#    11

This endorsement, effective 12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by    National Union Fire Insurance Company of Pittsburgh, Pa.

PROTECTED lNFORMATlON EXCLUSlON

This rider modifies insurance provided under the following:

BROKER-DEALER GUARD BOND

CREDIT UNION FINANCIAL INSTITUTION FIDELITY BOND

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 14

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 15

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 24

FINANCIAL INSTITUTIONS BOND, STANDARD FORM 25

FOLLOW FORM BOND (EXCESS OVER A FIDELITY

BOND) INVESTMENT COMPANY BLANKET BOND

It is agreed that:

1.

Coverage shall not apply to any loss resulting directly or indirectly from the: (a) theft, disappearance or destruction of; (b) unauthorized use or disclosure of; (c) unauthorized access to; or (d) failure to protect any:

(i) confidential or non-public; or

(ii) personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, any agreement or any industry guideline or standard.

This exclusion shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of money, securities or tangible property of the Insured or that the Insured is holding for a third party; provided, however, this exception shall not apply to the extent that such unauthorized use or disclosure of a password enables a theft of or disclosure of information.

2.	Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

ENDORSEMENT#    12

This endorsement, effective 12:01 am        March 1, 2018                forms a part of

policy number    01-233-05-71

issued to    MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by    National Union Fire Insurance Company of Pittsburgh, Pa.

THlS ENDORSEMENT CHANGES THE POLlCY. PLEASE READ lT CAREFULLY.

TERRORlSM EXCLUSlON

This insurance does not apply to loss, injury, damage, claim or suit, arising directly or indirectly as a result of, in connection with, or relating to “terrorism” including but not limited to:

1.

Any action taken in hindering or defending against an actual or expected incident of “terrorism” regardless of any other cause or event that contributes concurrently or in any sequence to the injury or damage; and

2.	Any contemporaneous or ensuing loss caused by explosion, fire, heat, vandalism, looting, theft, civil commotion, rebellion or insurrection.

However, this exclusion only applies if one or more of the following are attributable to an incident of “terrorism”:

1.

The total of damages and/ or loss to all types of property exceeds $25,000,000. In determining whether the $25,000,000 threshold is exceeded, we will include the replacement cost, without deduction for depreciation, for all damage sustained by any property affected by the “terrorism” and business interruption losses sustained by owners or occupants of damaged property; or

2.	Fifty or more persons sustain death or serious physical injury. For the purposes of this provision, serious physical injury means:
a.	Physical injury that involves a substantial risk of death; or
b.	Protracted and obvious physical disfigurement; or
c.	Protracted loss of or impairment of the function of any bodily member or organ; or
3.	The “terrorism” involves the actual, alleged or threatened use, release, escape, dispersal, application and or existence of:
a.	Any nuclear reaction;
b.	Radioactive materials or “nuclear materials” in any form and from any source;
c.	Radionuclides;
d.	Radiation emitted from any radioactive source whether naturalor manmade; and/ or
e.	Electromagnetic pulses; or
4.

The “terrorism” involves the actual, alleged or threatened use, release, escape, dispersal and/ or application of pathogenic or poisonous chemical or “biological” materials, whether natural, manmade, living or dead.

Multiple incidents of “terrorism” that occur within a seventy- two hour period and appear to be carried out in concert or to have a related purpose or common leadership will be

ENDORSEMENT#    12         (continued)

commission of an act that interferes with or disrupts an electronic or communication system, undertaken by any person or group, whether or not acting on behalf of or in any connection with any organization, government, power, authority or military force, when the effect is to intimidate, coerce or harm:

a.	A government;
b.	The civilian population of a country, state or community; or
c.	To disrupt the economy of a country, state or community.

2.

“Nuclear materials” means “source material,” “special nuclear material” or “by- product material.” “Source material,” “special nuclear material,” and “by- product material” have the meanings given them in the Atomic Energy Act of 1954 or in any law amendatory thereof.

3.	“Biological” materials includes all microorganisms, viruses, rickettsia, prions, nucleic acids, toxins, toxin- producing agents, and poisons produced by biological organisms.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT#    13

This endorsement, effective   12:01 am        March 1, 2018                 forms a part of

policy number       01-233-05-71

issued to MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by        National Union Fire Insurance Company of Pittsburgh, Pa.

NOTlCE OF CLAlM

(REPORTlNG BY E-MAlL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1.

Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy’s other terms and conditions to the Insurer by email at the following email address:

c-claim@AIG.com

Your email must reference the policy number for this policy. The date of the Insurer’s receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: AIG, Financial Lines Claims, P.O. Box 25947, Shawnee Mission, KS 66225 or faxing such notice to (866) 227- 1750.

2.	Definitions: For this endorsement only, the following definitions shall apply:

(a)	“Insurer” means the “Insurer,” “Underwriter” or “Company” or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b)

“Notice of Claim Reporting” means “notice of claim/ circumstance,” “notice of loss” or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c)	“Policy” means the policy, bond or other insurance product to which this endorsement is attached.

3.	This endorsement does not apply to any Kidnap & Ransom/ Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT#    14

This endorsement, effective at   12:01 am    March 1, 2018                 forms a part of

Policy number     01-233-05-71

Issued to:     MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

By: National Union Fire Insurance Company of Pittsburgh, Pa.

ECONOMIC SANCTIONS ENDORSEMENT

This endorsement modifies insurance provided under the following:

Coverage shall only be provided and payment of loss under this policy shall only be made in full compliance with enforceable United Nations economic and trade sanctions and the trade and economic sanction laws or regulations of the European Union and the United States of America, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

ENDORSEMENT#    15

This endorsement, effective 12:01 am                March 1, 2018                             forms a part of

policy number      01-233-05-71

issued to MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

by        National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER	EDITION DATE	FORM TITLE

41205	04/95	INVESTMENT COMPANY BLANKET BOND DEC

41206	09/84	Investment Company Blanket Bond guts

69898	09/06	NEW YORK AMENDATORY — CANCELLATION/NONRENEWAL

83231	01/09	NEW YORK LAW 3420 AMENDATORY ENDORSEMENT

127071	09/17	NEW YORK PUNITIVE DAMAGES AMENDATORY ENDORSEMENT

101036	04/09	CANCELLATION AMENDATORY (RETURN PRO RATA}

127423	11/17	ADDITONAL NAMED INSURED RIDER

113022	10/12	INDIRECT OR CONSEQUENTIAL LOSS EXCLUSION

128754	03/18	CENTRAL HANDLING OF SECURITIES AMENDED

128310	03/18	COMPUTER CRIME COVERAGE RIDER

128699	03/18	FACSIMILE SIGNATURES RIDER

127425	11/17	UNAUTHORIZED SIGNATURES COVERAGE

113011	10/12	PROTECTED INFORMATION EXCLUSION

86203	07/04	TERRORISM EXCLUSION

99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL}

119679	09/15	ECONOMIC SANCTIONS ENDORSEMENT

78859	10/01	FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

CLAIM REPORTING FORM

Issuing Company:	National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/ Bond Number:	01-233-05-71	Date:

Type of Coverage: D&O E&O Fidelity (complete the Fidelity Supplemental on the next page) Insured’s Name, as given on Policy Declarations (Face Page):

MUTUAL OF AMERICA INSTITUTIONAL FUND, INC.

Contact Person:

Title:

Phone:	_( ) - Ext

eMail:	@

Case or Claimant Name:

If the party involved is different from “Insured” Name (as given on Policy Declarations) state relationship:

Insurance Broker/ Agent:	AON RISK SERVICES NORTHEAST INC

Address: 199 WATER ST, NEW YORK, NY 10038-3526

Address:

Contact:	CARA LATORRE Phone:

eMail:	cara 7atorre@aon.com

Send Notice of Claims To:	AIG	Phone:	(888) 602-5246

CLAIM REPORTING FORM

FIDELITY SUPPLEMENTAL

(Only complete this supplemental if the Claim is being reported under Fidelity Coverage)

Issuing Company:	National Union Fire Insurance Company of Pittsburgh, Pa.

Reported under Policy/ Bond Number:	01-233-05-71

Date of Discovery:                                                       Estimated Amount of loss:

Cause of Loss:	Employee Dishonesty	Computer Fraud
Robbery/ Burglary
Funds Transfer

Forgery
ID Theft

In Transit
Client Property

Credit Card Forgery
ERISA

if Other, describe:
Other

Send Notice Of Claims To:	AIG Financial Lines Claims P.O. Box 25947	Phone: Fax: Email:	(888) 602- 5246 (866) 227- 1750 c-Claim@AIG.com